June 2014 Registration Statement No. 333-189888 Dated June 3, 2014 Filed pursuant to Rule 433
INTEREST RATE STRUCTURED INVESTMENTS
Fixed to Floating Rate Notes due June 30, 2029
Redeemable Leveraged CMS Linked Steepener Notes
As further described below and subject to our redemption right, the notes will bear interest in Year 1 at a rate of 7.00% per annum and in Years 2-15 at a variable rate per annum equal to 4.5 times the reference rate, provided that the interest rate can never be less than 0.00% or greater than 7.00% per annum. Interest on the notes, if any, will be payable quarterly on the 30th day of March, June, September and December of each year, commencing on September 30, 2014.  The “reference rate” will be equal to the difference between 30 year CMS rate and the 5 year CMS rate.  As a result, investors must be willing to accept the risk of not receiving any interest payment for one or more of the interest periods. We have the right to redeem the notes, in whole but not in part, on June 30, 2015, June 30, 2016, June 30, 2019 and June 30, 2024.

The notes are senior unsecured obligations of Royal Bank of Canada, issued as part of Royal Bank of Canada’s Series F Senior Global Medium-Term Notes program. All payments on the notes, including the repayment of principal, are subject to the credit risk of Royal Bank of Canada.

SUMMARY TERMS
Issuer:		Royal Bank of Canada
Aggregate principal amount:		$ . We may increase the aggregate principal amount prior to the issue date but are not required to do so.
Agent:		RBC Capital Markets, LLC (“RBCCM”). See “Supplemental Information Regarding Plan of Distribution; Conflicts of Interest.”
Principal amount:		$1,000 per note
Issue price:		The notes will be offered at varying public offering prices related to prevailing market prices. See “Supplemental Information Regarding Plan of Distribution; Conflicts of Interest.”(1)
Pricing date:		June 25, 2014
Issue date:		June 30, 2014 (3 business days after the pricing date)
Maturity date:		June 30, 2029
Payment at maturity:		The payment at maturity per note will be the principal amount plus accrued and unpaid interest, if any.
Interest rate:	Year 1:	7.00% per annum
	Years 2-15:	The reference rate multiplied by the leverage factor; provided that the interest rate can never be less than 0.00% or greater that 7.00% per annum.

Beginning with the interest period commencing on June 30, 2015, it is possible that you could receive little or no interest on the notes.  If, on the related interest determination date, the reference rate is less than or equal to the CMS index strike, interest will accrue at a rate of 0.00% for that interest period.

Reference rate:		High-side reference rate minus low-side reference rate
High-side reference rate:		30 Year CMS Rate, as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 am New York time
Low-side reference rate:		5 Year CMS Rate, as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 am New York time
Leverage factor:		4.5
CMS index strike:		0.00%
Interest payment dates:
The 30th calendar day of each March, June, September and December, beginning September 30, 2014.  If any interest payment date is not a Business Day, interest will be paid on the following Business Day, and interest on that payment will not accrue during the period from and after the originally scheduled interest payment date.

Interest determination dates:
Two U.S. government securities settlement days prior to the beginning of each interest period, beginning in the second year of the term of the notes. A “U.S. government securities settlement day” is any day except a Saturday, a Sunday, or a day on which The Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Day-count convention:		30/360
Redemption:
We have the right to redeem all of the notes on June 30, 2015, June 30, 2016, June 30, 2019 and June 30, 2024 and pay to you 100% of the principal amount per note plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you at least 10 business days’ prior notice.

Specified currency:		U.S. dollars
Trustee:		The Bank of New York Mellon
Calculation agent:		RBCCM
Listing:		The notes will not be listed on any securities exchange.
Denominations:		$1,000 / $1,000
CUSIP:		78010UVX2
Book-entry or certificated note:		Book-entry
Business day:		New York and London
Commissions and issue price:	Price to public (1)	Agent’s commissions(1)	Proceeds to issuer
Per note:	Variable	Up to $35	$965
Total:	$	$	$
(1)
RBCCM, an affiliate of Royal Bank of Canada and the agent for the sale of the notes, will receive a fee of up to $35 for each $1,000 note sold in this offering. The actual fee will be equal to the selling concession paid to selected dealers. The per note proceeds to Royal Bank of Canada above represents the minimum per note proceeds to Royal Bank of Canada, assuming the maximum per note commission. Certain selected dealers, including Morgan Stanley & Co. LLC and their financial advisors will collectively receive from RBCCM a fixed selling concession of $35 for each $1,000 note they sell. RBCCM will pay certain other selected dealers a variable selling concession of up to $35 for each $1,000 note they sell. You should refer to "Risk Factors Relating to the Notes" and "Supplemental Information Regarding Plan of Distribution; Conflicts of Interest" for more information.

The pricing date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.
The initial estimated value of the notes as of the date of this document is $912.30 per $1,000 note, which is less than the price to public. The final pricing supplement relating to the notes will set forth our estimate of the initial value of the notes as of the pricing date, which will not be less than $862.30 per $1,000 note. The market value of the notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

Investment in the notes involve certain risks.  See “Risk Factors” beginning on page 3 of this document, “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, and “Risk Factors” in the prospectus supplement and prospectus.

You should read this document together with the related product prospectus supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Product Prospectus Supplement dated July 25, 2013
Prospectus Supplement dated July 23, 2013
Prospectus dated July 23, 2013
None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the notes or passed upon the adequacy or accuracy of this document.  Any representation to the contrary is a criminal offense.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Fixed to Floating Rate Notes due June 30, 2029 Redeemable Leveraged CMS Linked Steepener Notes

Additional Information

You should read this document together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 25, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these notes are a part. This document, together with those documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.

You should rely only on the information provided or incorporated by reference in this document, the prospectus, the prospectus supplement and the product prospectus supplement.  We have not authorized anyone else to provide you with different information, and we take no responsibility for any other information that others may give you.  We and Morgan Stanley & Co. LLC are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so.  The information contained in this document and the accompanying product prospectus supplement, prospectus supplement and prospectus is current only as of their respective dates.

Terms used but not defined in this document will have the meanings given to them in the product prospectus supplement and the prospectus supplement.  If the information in this document differs from the information contained in the product prospectus supplement, prospectus supplement or the prospectus, you should rely on the information in this document.

You should carefully consider, among other things, the matters set forth in “Risk Factors” in this document, “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, and “Risk Factors” in the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 23, 2013: http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

•	Prospectus Supplement dated July 23, 2013: http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

•	Product Prospectus Supplement FIN-1 dated July 25, 2013: http://www.sec.gov/Archives/edgar/data/1000275/000121465913004075/c724131424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.

Please see the section “Documents Incorporated by Reference” on page i of the above prospectus for a description of our filings with the SEC that are incorporated by reference therein.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

June 2014

Fixed to Floating Rate Notes due June 30, 2029 Redeemable Leveraged CMS Linked Steepener Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying product prospectus supplement, prospectus supplement and prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪
The notes are subject to the credit risk of Royal Bank of Canada (“Royal Bank”), and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.  Investors are dependent on Royal Bank’s ability to pay all amounts due on the notes on the interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the notes.

▪
After the first year of the notes, the amount of interest payable on the notes is uncertain and could be 0.00% per annum.  After the first year of the term of the notes, the amount of interest payable on the notes in any interest period will depend on whether and the extent to which the high-side reference rate is greater than the low-side reference rate on the related interest determination date. If the high-side reference rate does not exceed the low-side reference rate on any interest determination date, the rate of interest payable for the related interest payment period will be 0%. If the high-side reference rate exceeds the low-side reference rate by only a small amount, the interest payment for the applicable interest period will be limited. As a result, the effective yield on the notes may be less than what would be payable on our conventional notes of comparable maturity. The actual interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

▪
The amount of interest payable on the notes in any interest period is capped. The interest rate on the notes for each quarterly interest period after the first year of the term of the notes is capped for that period at the maximum interest rate of 7.00% per annum, and, due to the leverage factor, you will not receive the benefit of any increase in the difference between the high-side and low-side reference rates above the level of 1.56% on any interest determination date (because 7.00% divided by 4.5 is 1.56%). Accordingly, you could receive less than 7.00% per annum interest for any given full year even when the difference between the high-side reference rate and the low-side reference rate increases substantially in a quarterly interest period during that year if the difference between these rates in the other interest periods in that year do not also increase substantially, as you will not receive the full benefit of the outperforming period due to the interest rate cap.

▪
Early redemption risk. The issuer has the right to redeem the notes on June 30, 2015, June 30, 2016, June 30, 2019 and June 30, 2024.  It is more likely that the issuer will redeem the notes prior to their maturity date to the extent that the difference between the high-side reference rate and the low-side reference rate during the term of the notes results in an amount of the interest payable on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market.  If the notes are redeemed prior to their maturity date, you will receive no further interest payments, and you may have to re-invest the proceeds in a lower rate environment.

▪
The historical performance of the reference rate is not an indication of its future performance.  The historical performance of the reference rate should not be taken as an indication of its future performance during the term of the notes.  Changes in the level of the reference rate will affect the trading price of the notes, but it is impossible to predict whether the level of the reference rate will rise or fall.

▪
The price at which the notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) the level of the reference rate, (ii) changes in U.S. interest rates, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity.

June 2014

Fixed to Floating Rate Notes due June 30, 2029 Redeemable Leveraged CMS Linked Steepener Notes

▪
The initial estimated value of the notes will be less than the price to the public.  The initial estimated value that is set forth on the cover page of this document, and that will be set forth in the final pricing supplement for the notes, does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the notes in any secondary market (if any exists) at any time.  If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the level of the reference rate, the borrowing rate we pay to issue notes of this kind, and the inclusion in the price to the public of the agent’s commissions and the estimated costs relating to our hedging of the notes.  These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the agent’s commissions and the hedging costs relating to the notes.  In addition to bid-ask spreads, the value of the notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

▪
Our initial estimated value of the notes is an estimate only, calculated as of the time the terms of the notes are set.  The initial estimated value of the notes is based on the value of our obligation to make the payments on the notes, together with the mid-market value of the derivative embedded in the terms of the notes.  See “Structuring the Notes” below.  Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to interest rates and volatility, and the expected term of the notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the notes or similar notes at a price that is significantly different than we do.

The value of the notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your notes.

▪
The notes will not be listed on any securities exchange and secondary trading may be limited.  There may be little or no secondary market for the notes.  The notes will not be listed on any securities exchange.  RBCCM or any of our other affiliates may make a market for the notes; however, they are not required to do so.  RBCCM or any of our other affiliates may stop any market-making activities at any time.  Even if a secondary market for the notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

If you sell your notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

▪
Potential conflicts of interest may exist. Royal Bank of Canada and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

▪
Variable price reoffering risks.  The notes will be offered from time to time for sale at varying prices determined at the time of each sale.  Accordingly, the price that you pay for the notes may be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., which broker or dealer), any related transaction costs (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other factors beyond our control.

▪
Tax treatment. For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “U.S. Federal Income Tax Considerations” herein, the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement,  the discussion under “Certain Income Tax Consequences” in the accompanying prospectus supplement and the discussion under “Tax Consequences – United States Taxation” in the accompanying prospectus.

June 2014

Fixed to Floating Rate Notes due June 30, 2029 Redeemable Leveraged CMS Linked Steepener Notes

For a discussion of the Canadian federal income tax consequences of your investment in a note, please see the discussion under “Tax Consequences – Canadian Taxation” in the accompanying prospectus.

June 2014

Fixed to Floating Rate Notes due June 30, 2029 Redeemable Leveraged CMS Linked Steepener Notes

Hypothetical Examples

The table below presents examples of hypothetical quarterly interest payments after the first year of the term of the notes based on various hypothetical high-side reference rate and low-side reference rate values.  The figures below have been rounded for ease of analysis.  The table and the following examples of hypothetical interest payment calculations are based on the following terms:

▪ Principal amount: $1,000

▪ Leverage factor: 4.5

As illustrated below, if the high-side reference rate is less than or equal to low-side reference rate on the applicable interest determination date, the floating interest rate will be the minimum interest rate of 0.00% and no interest will accrue on the notes for the related quarterly interest payment period.

The examples are for purposes of illustration only and would provide different results if different assumptions were made. The actual interest payments after the first year of the term of the notes will depend on the actual values of the high-side reference rate and low-side reference rate on each interest determination date. The applicable interest rate for each quarterly interest payment period will be determined on a per-annum basis but will apply only to that quarterly interest payment period.

Hypothetical Difference between the High-Side and Low-Side Reference Rates	Hypothetical Interest Rate (per annum)	Hypothetical Quarterly Interest Payment
-2.00%	0.00%	$0.00
-1.85%	0.00%	$0.00
-1.70%	0.00%	$0.00
-1.55%	0.00%	$0.00
-1.40%	0.00%	$0.00
-1.25%	0.00%	$0.00
-1.10%	0.00%	$0.00
-0.95%	0.00%	$0.00
-0.80%	0.00%	$0.00
-0.65%	0.00%	$0.00
-0.50%	0.00%	$0.00
-0.35%	0.00%	$0.00
-0.20%	0.00%	$0.00
-0.05%	0.00%	$0.00
0.10%	0.45%	$1.13
0.25%	1.13%	$2.81
0.40%	1.80%	$4.50
0.55%	2.48%	$6.19
0.70%	3.15%	$7.88
0.85%	3.83%	$9.56
1.00%	4.50%	$11.25
1.15%	5.18%	$12.94
1.30%	5.85%	$14.63
1.45%	6.53%	$16.31
1.60%	7.00%	$17.50
1.75%	7.00%	$17.50
1.90%	7.00%	$17.50
2.05%	7.00%	$17.50
2.20%	7.00%	$17.50
2.35%	7.00%	$17.50
2.50%	7.00%	$17.50
2.65%	7.00%	$17.50
2.80%	7.00%	$17.50
2.95%	7.00%	$17.50
3.10%	7.00%	$17.50
3.25%	7.00%	$17.50
3.40%	7.00%	$17.50
3.55%	7.00%	$17.50
3.70%	7.00%	$17.50

June 2014

Fixed to Floating Rate Notes due June 30, 2029 Redeemable Leveraged CMS Linked Steepener Notes

Historical Information

Historically, the high-side reference rate and the low-side reference rate, and the difference between them, have experienced significant fluctuations.  Any historical upward or downward trend in these rates during any period shown below is not an indication that the interest payable on the notes is more or less likely to increase or decrease at any time during the term of the notes. We cannot make any assurances that the future levels of the high-side reference rate and the low-side reference rate will result in holders of the notes receiving interest payments after the first four quarterly interest payments.

The reference rate was 1.69% on May 30, 2014. The graph below sets forth the historical performance of the reference rate from May 30, 1995 through May 30, 2014.

Historical period from January 1, 2004 to March 13, 2014
Total number of days in the historical period	6,941
Number of days that the high-side reference rate was greater than the low-side reference rate	6,895
Number of days that the high-side reference rate was not greater than the low-side reference rate	46

June 2014

Fixed to Floating Rate Notes due June 30, 2029 Redeemable Leveraged CMS Linked Steepener Notes

Canadian Federal Income Tax Considerations

For a discussion of certain Canadian federal income tax considerations of investing in the notes, please see the discussion in the prospectus supplement dated July 23, 2013, under “Tax Consequences—Canadian Taxation.”

U.S. Federal Income Tax Considerations

The notes will be treated as debt instruments for U.S. federal income tax purposes. We intend to take the position that the notes will be treated as contingent payment debt instruments. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated July 25, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes will exceed one year—Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes,” and under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes will exceed one year—Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes,” which apply to your notes.

June 2014

Fixed to Floating Rate Notes due June 30, 2029 Redeemable Leveraged CMS Linked Steepener Notes

Supplemental Information Regarding Plan of Distribution; Conflicts of Interest

Under the terms of a distribution agreement, RBCCM, an affiliate of Royal Bank of Canada, will purchase the notes from Royal Bank of Canada for distribution to certain selected dealers, including Morgan Stanley & Co. LLC.  RBCCM will act as agent for the notes and will receive a fee of up to $35 per $1,000 principal amount of notes sold in this offering.  The actual fee will be equal to the selling concession paid to selected dealers. The per note proceeds to us shown on the cover page represents the minimum per note proceeds to us, assuming the maximum per note commission. Certain selected dealers, including Morgan Stanley & Co. LLC, and their financial advisors will collectively receive from RBCCM a fixed selling concession of $35 for each $1,000 note they sell. RBCCM will pay certain other selected dealers a variable selling concession of up to $35 for each $1,000 note they sell.

We expect that delivery of the notes will be made against payment for the notes on or about June 30, 2014, which is the third business day following the pricing date (this settlement cycle being referred to as “T+3”).

In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

The value of the notes shown on your account statement may be based on RBCCM’s estimate of the value of the notes if RBCCM or another of our affiliates were to make a market in the notes (which it is not obligated to do).  That estimate will be based on the price that RBCCM may pay for the notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For an initial period of approximately six months, the value of the notes that may be shown on your account statement is expected to be higher than RBCCM’s estimated value of the notes at that time.  This is because the estimated value of the notes will not include the agent’s commission and our hedging costs and profits; however, the value of the notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of the agent’s commission and our estimated costs and profits from hedging the notes.  This excess is expected to decrease over time until the end of this period, and we reserve the right to shorten this period. After this period, if RBCCM repurchases your notes, it expects to do so at prices that reflect its estimated value.

For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the reference rate.  As is the case for all of our debt securities, including our structured notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate, rather than the secondary market rate, along with the fees and expenses associated with structured notes, typically reduces the initial estimated value of the notes at the time their terms are set.  Unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the reference rate, and the tenor of the notes.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the notes reduce the economic terms of the notes to you and result in the initial estimated value for the notes on the pricing date being less than their public offering price.  See “Risk Factors—The initial estimated value of the notes will be less than the price to the public” above.

June 2014